Primary Business Name: MOSAIC ATS, LLC **BD Number: 335824**

BD - AMENDMENT

08/29/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) Yes ( ) No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
COSENZA, JOHN ALBERT	I	CO-CEO	03/2025	NA	Y	N	4073037
KANE, PATRICK JOHN	I	CHIEF COMPLIANCE OFFICER	03/2025	NA	Y	N	4312570
MOSAIC PLATFORMS, INC.	DE	MEMBER	03/2025	E	Y	N	99-4298056
STAMOVA, ILINA SEVDALINOVA	I	FINOP	03/2025	NA	N	N	5500851
WALD, JOSEPH	I	CO-CEO	03/2025	NA	Y	N	2448482